EXHIBIT A

Disclosures in the June 29, 2008 Form 10-K:

ITEM 1A    RISK FACTORS

Because the Company’s customer base is concentrated, significant reduction in sales to any of the Company’s major customers or the loss of a major customer could have a material impact on the Company’s operations.
Although the Company believes its relationships with its large customers are good, there can be no assurance that the Company will retain any or all of its large customers or will be able to form new relationships with customers upon the loss of one or more of its existing customers. This risk may be further complicated by pricing pressures and intense competition prevalent in our industry.

As of June 29, 2008, the Company’s backlog includes approximately $39.7 million relating to orders on a very light jet program with one customer. Based on current estimates, approximately $32.1 million of the backlog is scheduled to ship beyond the next 12 months. At June 29, 2008, included in trade receivables was $3.4 million due from this customer, of which $1.1 million was past due based on the terms of the contract. Included in inventory was $3.2 million related to this contract. As of August 26, 2008, the trade receivables due from this customer were $3.8 million, of which $2.6 million was past due.

In response to the past due receivables, the Company’s management is in discussions with the customer to develop a payment plan. The customer is currently attempting to raise additional equity to fund its operations, including satisfying obligations to suppliers. The Company does not expect to receive payment for the receivables prior to the customer raising additional equity. If the customer is able to raise additional equity, the Company anticipates that the receivables outstanding as of June 29, 2008 will be paid-in full. If the customer is unable to raise additional equity, the Company may not collect the receivables or recover the full value of inventory related to this program, which could adversely affect the Company’s operations.

The customer has also notified the Company of a significant delay in the customer’s production schedule.  The Company anticipates that shipments to this customer will be minimal in the first half of fiscal year 2009, as compared to shipments of $4.7 million in the first half of fiscal 2008. Based on schedules received from the customer, the Company anticipates that shipments will resume to previous levels in the second half of fiscal year 2009

Results of Operations – Fiscal 2008 – 2007 – 2006

Backlog
(in thousands)

		Fiscal Year Ended

	Change Fiscal
	2008 vs. 2007	2008	2007	2006

Backlog	$15,084	$221,293	$206,209	$183,869

The growth in backlog, over the three years presents, is the result of a sales and marketing effort that focuses on matching the Company’s core competencies and the application of those competencies with the outsourcing needs of targeted large customers in a variety of industries.  mately $48.4 million of the backlog at fiscal 2008 year-end is scheduled to ship beyond the next 12 months, pursuant to the shipment schedules of the contracts that comprise backlog. This compares with $55.1 million at fiscal year-end 2007.

As of June 29, 2008, the Company’s backlog includes approximately $39.7 million relating to orders on a very light jet program.  Approximately $32.1 million of the backlog is scheduled to ship beyond the next 12 months. This program is discussed in more detail in Item 1A, “Risk Factors,” in the section related to customer concentration.

3.	ACCOUNTS AND OTHER RECEIVABLES

Accounts and other receivables consist of the following:
(in thousands)

	June 29,	July 1,
	2008	2007

Billed shipments, net of progress payments	$40,105	$30,042
Less allowance for doubtful accounts	252	214

Trade receivables, net	39,853	29,828
Other current receivables, net	925	376

	$40,778	$30,204

Progress payments are payments from customers in accordance with contractual terms for contract costs incurred to date.  Such payments are recognized as revenue when the completed units are shipped.

At June 29, 2008, the amounts due from the three largest accounts receivable debtors and the percentage of total accounts receivable represented by those amounts were $10.3 million (25.7%), $3.4 million (8.5%), and $2.9 million (7.2%).  This compares with $4.4 million (15%), $2.5 million (8%), and $2.3 million (8%) at July 1, 2007.

At June 29, 2008, the second largest account receivable debtor with a balance of $3.4 million includes $1.1 million, which is past due.  The Company is in discussions with this customer to develop a payment plan, the success of which is contingent on the customer raising additional capital. If the customer is able to raise additional equity, the Company anticipates that the receivables outstanding as of June 29, 2008 will be paid-in full. If the customer is unable to raise additional equity, the Company may not collect the receivables, which could adversely affect the Company’s operations. The Company’s allowance for doubtful accounts does not include any amounts for this customer.
4.	INVENTORIES

Inventories consist of the following:

(in thousands)

	June 29,	July 1,
	2008	2007

Raw materials	$47,221	$39,369
Work in progress	19,706	20,348

	$66,927	$59,717

In accordance with contractual agreements, the U.S. Government has a security interest in inventories identified with contracts for which progress payments have been received.

For the fiscal years ended June 29, 2008, July 1, 2007 and July 2, 2006, expense for obsolete or slow moving inventory charged to income before income taxes was $1.9 million, $1.3 million, and $900,000, respectively.

The Company’s June 29, 2008 inventory balance included $3.2 million related to a contract with a customer who has deferred its production schedule. The inventory value will be realizable if this customer is able to resume its production schedule, which in part, is contingent upon the customer’s ability to raise additional capital. If the customer is unable to resume its production schedule, the Company may not recover the full value of the inventory related to this customer. No provision was recorded for this inventory as of June 29, 2008.